

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Martin S. McDermut
Chief Financial Officer
RESONANT INC.
175 Cremona Drive, Suite 200
Goleta, CA 93117

Re: RESONANT INC.
Form 10-Q for the quarter ended September 30, 2019
Exhibit No. 10.1 – Collaboration and License Agreement
Filed November 7, 2019
File No. 001-36467

Dear Mr. McDermut:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance